Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Bank of America Merrill Lynch Global Transportation

Conference

Company Participants

•	J. Scott Kirby

Other Participants

•	Glenn D. Engel

MANAGEMENT DISCUSSION SECTION

Glenn D. Engel

Welcome to the Bank of America Merrill Lynch Global Transportation Conference. I’ll just start out with a few words before I introduce Scott. I’m Glenn Engel. I’m the airline analyst at BofA Merrill. And, I guess, to me what’s the theme going into this conference, I would say, would be the following: The first one you often hear from everybody is, are the airlines the new rails? I’d say that there’s certainly some things that are going on in this industry that are different than five years ago. One is they’re making $5 billion roughly in the last 12 months versus losing $5 billion five years ago and they haven’t had any help with the economy nor fuel.

But what makes this not the rails is that this always going to be a customer base that’s more price sensitive. When the rails raise their rates, it probably affects less than 5% of the cost of the goods. When an airline raises their rates – you know, airfare’s probably a third to a half of the cost of the trip.

And two, is that it’s a discretionary expense and business travel is just very volatile. I remember talking to our corporate travel department and Merrill Lynch’s travel spend was down 50% in 2009. It was up 50% in 2010. And – so can you ever really reduce the volatility of this business? I don’t really think so. But can you make it a better one over the long term? I think that is what we’re seeing. And, of course, fuel is always going to be much more volatile – here it’s 33% of revenues.

Second thing I guess we’re seeing is we’ve seen multiples expand in the last few months and the question is is that sustainable or not? And partly it seemed like the multiples were low even for airlines’ historical times, and I guess it was just people had so little faith in the economy and maybe all that’s changed right now is, with all the fiscal headwinds behind us, people feel better about the duration of the cycle.

I think the third thing here is going to be we’ve seen a pretty messy March and April. And the question is, is this a soft patch and how quickly will this soft patch recover? I wish I could tell you when I look at the booking data I’m seeing recovery, but I continue to see large corporate travel looking very punk. And it’ll turn and leisure is holding up pretty well. And as long as the consumer holds, this soft patch will end. But I’m little bit nervous going into the conference that expectations for the June quarter are going to be a little bit too high.

I think tied to that what you’d hoped to be seeing is that the demand isn’t there, that we start doing more announcements about cutting capacity, and I guess I’m not really hearing that but that would be encouraging. And I think one reason is is because oil’s come down, people feel less pressure to do that.

Finally, I would just say that the two points would be they’re all out of new investors. We have a lot more growth investors. I’m sure you’re talking to people you’ve haven’t talked before and that’s a good thing. It’s a little scary because new investors tend to be a little bit more skittish, but if this group’s ever going to get higher multiples, you need to have a wider pool of audience.

Lastly, Delta announced they were returning capital to shareholders, a sign of an industry acting in a more mature fashion. And I’m curious just to see what responses we get from other airlines as well.

Our first speaker is Scott Kirby. And with the upcoming merger, it’s sort of a homecoming for him because he started off at American as half the industry did. If you look at US Airways in the last five years, their margins had underperformed the industry about three points in 2008. They outperformed the sector by about a point in 2012. It’s not one of the strongest networks, but this management team has done a lot with it. And you combine with American and it’s going to be interesting to see how much more they can do with a stronger network given how well they’ve done with a relatively weaker network.

Scott’s going to give a few minutes of presentation and he’ll still give us plenty of time for Q&A.

J. Scott Kirby

Thank you, Glenn, and thank you all for coming out. I will – I’ll try to go through this deck quick because if you followed the US Air, American story at all you’ve seen these slides. I joke that I’ve done this presentation or some version of this presentation probably 150 times over the last year and a half, so I’ll try to go through quick and get to questions. This is only about the American/US Airways merger, so really almost none of the stuff that Glenn talked about, about demand and restructuring of the industry. So, I’m happy to get through this and talk about anything that anyone in the room wants to talk about.

So, first there’s our standard and scintillating slide on forward-looking statements. And for this merger this really is a case where we’re creating a win-win for all the constituents involved. It’s one of those rare cases where it’s good for the shareholders of US Airways, the creditors and shareholders of American Airlines, the employees of both companies, the communities that we serve and I’ll talk a little bit more about that.

One of the under told stories, I think, in this merger, though, and it’s a tribute to the American management team, is how successful this restructuring has been if you were a stakeholder in American. And I’ll show you some statistics on that later, but this restructuring has generated recoveries for both creditors and for shareholders, who, of course, usually get nothing in a bankruptcy, unlike any airline restructuring that’s happened that I’m ever aware of.

As you know the structure is 72% owned by US Airway stakeholders – or American stakeholders, 28% by US Airways stakeholders. The headquarters will be in Dallas, that we will maintain significant corporate and presence in Phoenix along with the hub. It’ll be American Airlines, is the name and the brand. The most iconic, the best heritage, I think, of any airline brand in the world. And Doug will be CEO and Tom will be Chairman of the company.

This will create the largest airline in the world. That’s not really the point of this slide. What it is is you will have created a third carrier that can compete effectively with United and Delta, and I’ll talk a little bit more about why that’s the case, but you now have three airlines as part of three large global alliances that can compete with each other, so that’s good for consumers but also good for our respective airlines to be able to compete on an equal footing with United and Delta.

The reason that matters – this is the much-overused slide, I’m sure many of you’ve seen it, about Buffalo. This matters to customers and why this merger is so important and why it creates a lot of the revenue synergies is encapsulated, I think, well on this chart. I think about a city like Buffalo and a customer that lives in Buffalo, particularly a frequent-traveling corporate customer, our bread and butter in our industry. And it’s not just Buffalo, there’s some 50 to 60 cities that look like this up and down the East Coast. In a city like Buffalo, as you can see on the left of this chart, American can take those customers from Buffalo on to Chicago on five daily flights and get them onto the West Coast.

But for customers that want to go to the East Coast, American isn’t really an option for those customers. Prior to consolidation, this didn’t matter because in Buffalo there was no one airline that could get customers everywhere that they wanted to go. But in a post-consolidated world, if you’re – live in a place like Buffalo or any of those other 50 to 60 cities, both Delta and United can get you everywhere you want to go. They have hubs east. They have hubs west of Buffalo.

And because of that, frequent flyers have chosen to move their business to those airlines because a frequent flyer, an elite traveler, knowing most of you, want to concentrate their travel on a single airline if they can because they get better elite benefits, they get all the perks, better perks the more they fly on one airline. So, they prefer to concentrate their travel. Prior to consolidation, they had to have two frequent flyer cards in their wallet. They had to have two corporate deals because no one could get them everywhere they wanted to go. But now United and Delta can.

After consolidation with US Airways, we can now get these customers everywhere they want to go. So, we can again compete on an equal footing with Delta and United in a place like Buffalo, or here’s a larger spaghetti chart of other cities up and down the East Coast where American has service to either Chicago and/or Dallas, and so can effectively get those customers west, but US Airways has service up and down the East Coast and can effectively get those customers east. So again, all these cities up and down the East Coast where we can now compete effectively with Delta and United. This really is where a lot of the synergy comes from in this deal.

Another way of looking at this, today American, on the top left on this chart, is number four in the West, number four in the Midwest and number five on the East Coast. US Airways is number six, five and three. You put us together and we’re number three in the West, number one in the Midwest and number one on the East Coast. And the East Coast is still, by a wide margin, the largest and most lucrative travel region in the world.

The networks are very complementary and this creates the backbone, the foundation for what will, I think, be the best airline in the world. And you start, you look at this traditional spaghetti chart, you can see, although it’s not really traditional, it’s much more dense than you see on most charts, on this chart lots of blue, dark lines on the East Coast for the US Airways hubs on the East Coast that complement the American network. This network I think without question will be the strongest domestic network in the country.

And a lot of times people give short shrift, I think, to domestic networks and domestic revenues. The reality is that the domestic networks are incredibly important to feeding the international networks, and particularly as capacity’s been right-sized domestically, these networks can now be profitable domestically. But they’re also important to feed the global networks and the global ambitions of any of the network carriers.

And if you don’t believe that, you need look no further than Pan Am and TWA who 30 years ago were the preeminent global carriers and don’t exist today because airlines like United, American, Delta, Northwest, Continental out-competed them. They used their domestic networks to feed their international networks and because of that they were able to out-compete those airlines that had far flung global networks. So, an incredibly strong domestic network which feeds a fantastic global network.

I’ll start with Europe here. It surprises a lot of people to look at this chart and see twice as many blue dots in Europe, so twice as many US Airways destinations in Europe, almost as American served. That’s because of our hub structure because Philadelphia, in particular, is a hub that can connect customers from the entire United States. So from 50 to 60 destinations across the United States, and as a result we have enough connecting traffic combined with the local traffic to serve those secondary destinations.

American complements that strength that US Airways has in places where we’re not as strong – in some of the big business markets. JFK to London is the biggest business market in the world, and between American Airlines and our partner British Airways a clear leader in that market. American is very strong in the business markets to Europe and some of the large business markets. US Airways is strong in a lot of the secondary markets, so another case where the whole is greater than the sum of the parts and we complement each other.

In Latin America, US Airways strength in Mexico and the Caribbean complement the already number one network that American has in Latin America particularly to South America. This – a growing region of the world, just a fantastic Latin America network, is the best coming into this and will remain the best going forward.

In Asia, we are behind where United and Delta are but it is the area where this airline has growth opportunities to catch up in Asia. I don’t think we’ll ever catch up completely to where United and Delta are, but we’ll have a fantastic network. We can do that through some organic growth and also through partnerships with oneworld partners. But you look in totality, this airline will have the best domestic network, a European network that’s at least as good as United and Delta, the best Latin American network and a growing opportunity across the Pacific.

It’ll also make oneworld stronger. You start on the bottom right of this page, you can see that oneworld today is about

25% of the share – ASM share to the world. After this, three equally sized carriers move up to 34%. But importantly, while we’re equal in total size to United and Delta, oneworld is big in the biggest business markets in the world: London, Tokyo, New York and Hong Kong. So, an alliance that gets much stronger.

It’s also important to this alliance adding this East Coast network. Today, if you’re British Airways, it’s impractical to serve customers who want to go to Buffalo, Charleston, South Carolina because you’d have to fly through Chicago and backhaul. We add that entire East Coast network to the oneworld partnership, so this is a huge homerun for oneworld and will serve to make oneworld competitive and bolt it to the top of the alliances.

We’ll also be the best frequent flyer program in the world. American already has the best frequent flyer program in the world. American started frequent flyer programs – the first program, the first credit card deal, always has been a leader in frequent flyer programs. Every time I spend time at American – I’ve spent a lot of time in this area – I’m amazed at how far ahead they are from the rest of the industry. This program only gets stronger under the merger, all the new destinations that US Airways brings for the American people, the stronger program and all the new destinations that American brings for the US Airways customers.

The deal, one of the most things I’m most excited about, is how strong it is for employees. Dennis Tajer from the Allied Pilots Association is here today. Thank you, Dennis, for coming out. But this deal is unique and probably what makes it most unique is the partnership between management and labor that helps get this deal done. That’s a real asset and a real strength to us going forward that we can work together. We won’t always agree on everything, but we have a chance to have a partnership where we work together on many things, change the adversarial relationship that’s existed historically in the industry and work positively to move forward.

And this is important to investors. A lot of investors give this short shrift, but this should be important to you because it does matter. We are a customer service business and having an engaged, excited workforce matters to our customers. All of you have flown on flights, there’s things that happen outside of our control: weather, FAA furlough delays, things outside of our control. And that creates tension and anxiety for our customers. But if you get on that plane and you have a great flight attendant, for example, who smiles and makes people feel good, it can turn a negative situation around. And it can do the opposite if you have bad service on a flight, a perfectly on time, everything going smooth, bad service from someone can turn that situation around.

It’s hard to go directly manage that, but if the employees feel excited about their future, positive, feel like the company respects them, feel like they’re being treated fairly, you’re going to have an excited, engaged workforce. So this really does matter to – it should matter to investors. And we are going to come out with a huge advantage, I think, versus any of our competitors and we’re going to work hard along with our union partners to keep it that way.

Here’s some of the quotes – I won’t read these, but you’ve seen them all – demonstrating support for the merger throughout. What is important to investors is the synergies. And we have a total of $1 billion of synergies. You can see $900 million of revenue synergies, $550 million of costs, a negative $400 million. This is the – the negative $400 million is the amount that we will paying labor that is in excess of what US Airways and American on standalone basis would have done. I think it’s fair, a total gross synergies of about $1.5 billion, roughly a quarter of those going back to labor. This is about making the pie bigger and sharing the pie as is appropriate with some raises going back to labor.

The revenue synergies, $900 million, some of this is about network connectivity. This is flying between Charlotte and Chicago. We’ll now be able to connect on both sides. The corporate share and frequent flyer, I talked about the Buffalo example, but winning back corporate share, competing effectively with United and Delta, fleet optimization, putting the right sized airplane in the right route. Cost synergies, straightforward: IT, we’ll only have one res system, only one HR system when we finish. Facilities: move – in Phoenix, we will move American into US Airways facilities as an example. Corporate contracts: This is one of my favorite. You just look at your vendors who do – you have the same vendor or similar vendors that provide the same service or product and you look at whoever gives you the lower price and you negotiate the lower price for the combined entity and finally management head count.

This $1 billion of synergies on the right-hand side of this chart looks conservative compared to what other mergers have accomplished. I, for one, am most familiar with, of course, the America West-US Airways where we got 6.5% versus our forecasted 2.7% here. I really believe strongly that our synergies are conservative and that we’ve under promised and will over deliver. Our official number’s $1 billion of net synergies, but I’m hopeful that we will under promise and over deliver and I also think we will be able to come out of the gates quickly on this.

I get the question a lot about how long is it going to take in comparison to some of the other mergers. I believe and I certainly hope that the most instructive example to look to in that regard is America West-US Airways, which we had challenges – particularly operational challenges in that merger which I think we’ve learned from and will avoid in the merger going forward. But if you look from a financial perspective, we came right out of the gate from the very first quarter and out-performed and out-performed by a pretty wide margin. So, I’m cautiously optimistic that we’ll be to do the same in this merger.

This is an amazing chart to me – the success that – you know, what Wall Street thinks about this merger and the turnaround that’s happened. What’s most amazing, I think, about this is if you look at the red line on the bottom – and again it’s a testament to the American team – you look at that red line on the bottom – this is if you had bought stock the day before American filed bankruptcy, you had over a 200% return. So, one of the best investments you could make was actually buying stock in American Airlines the day before they filed bankruptcy and you would have had over a 200% return; just a remarkable achievement. Something like this has never happened in an airline bankruptcy.

If you’d bought the debt the day after they filed, so different comparisons, but you would have had an almost 500% return there and US Airway’s stock over 300% over that same time period. The number one performing stock in the Fortune 500 last year and continues to perform well going into this year. So, this has been so far a homerun for our investors and, as I said, this is a win for everyone involved and we hope to continue this run going forward.

Without going through all the details here on the looking-forward, the real point of this slide is that we still expect to close in the third quarter of this year. The long pole on that tent is the antitrust review at the Department of Justice, so it’s hard to give you an exact date because you don’t know exactly when they’re going to give you the thumbs up, but we are working with the Department of Justice and expect to have this done in the third quarter.

So, in summary, this is a deal that’s been – has been already good for all the financial stakeholders, will continue to be going forward. A great partnership with employees, which creates a foundation for a company that’s a lot more enjoyable to work at but also produces better results for investors. It’s good for our customers and the communities we serve.

And with that, I thank you for the time and we’ll open it up to comments, questions about the merger or about anything else.

Q&A

<Q - Glenn D. Engel>: I’ll start out, but if anybody has questions, please raise your hand we have a mic out there. And, I guess, the first broader question I’ll ask is that you and American Airlines often have different management approaches to certain issues. Some examples I can think of is, is that you really cut back your schedules off peak; American doesn’t. American de-peaks its hubs; you don’t. Can you talk about why, what are the big differences and why the two companies come to different conclusions?

<A - J. Scott Kirby>: Well, first, I’ll say that – I’ll say that we are working quite well together so far given the nature of how we got here. I was a little nervous about how things would go, but the teams are working through the integration planning process as if they’re one team. And some of these contentious issues or what we thought might be contentious issues or differences we’ve come to agreement on. So, I think that will be the case on all of those.

It’s a little harder for me to talk about historically why American did, on those two examples, did something different, but I can talk about US Airways view about banking and about flying variable scheduling, and it’s something that makes an awful lot of sense. It’s something most of the industry does. A bank system is a little more costly because you have more ground workers, et cetera. You have a little more expense in running it, but if you can put more connecting revenue on, you get a few customers paying $400, $500, $600 for their trip, that’ll pay for an awful lot of ground workers. It’ll pay for an awful lot of equipment. So, the rest of the US industry at least runs a bank system and that’s one of the things we’re evaluating and working with American right now. It’s a potential upside, but we’re still working through that with our new partners at American.

I think the variable scheduling, the way American does scheduling today, it’s hard to do variable scheduling, but we will work on ways to do it. Variable scheduling is on a Tuesday and a Wednesday in September we fly 8% to 10% fewer seats than we do on a Friday and Sunday at US Airways. The rest of the industry by and large does that. On the Sunday after Thanksgiving we fly 8% more seats than on the Sunday before. The Sunday after Thanksgiving is the largest revenue day of the year, and so we fly more seats because it’s the biggest revenue day of the year.

So, we will probably work to try to make our systems work in a way that we can do more variable scheduling. There’s a lot of things that American does that are better than what US Airways does. You look at the frequent flyer program and some of the initiatives they have there. So, this really is about trying to take the best of both and what works at both and apply them and make the whole better than the sum of the parts.

<Q - Glenn D. Engel>: So, I’m curious. You mentioned that $400 million worth of savings is going to go back to labor, which is appropriate, but I’m curious, did you get anything else for that besides support for the deal? So, once the deal closes, are you going to have a period of time before you have to enter into significant negotiations with your labor unions? Because doing that while trying to integrate an airline is – integrating an airline alone is going to be [ph] difficult (23:27) enough.

<A - J. Scott Kirby>: Well, I don’t know that I would describe it as “did we get anything else for that.” What I would say is the hardest thing about integrating two airlines is labor, usually. And we have that basically done. There’s still work to be done, but we have the contracts done and we have that basically done. And not only do we have that done, we have enthusiastic support and help. We have a partner who’s helping us. Dennis is here today. Everywhere we go, we’ve got them helping us. And – so that’s the hardest thing is mostly in the rear view mirror for us because of that. So, that’s not something I describe as we got for it because it’s not really a trade, but it’s something that makes the merger a whole lot easier and we can focus on just the operational integration because those deals are by and large done.

<Q - Glenn D. Engel>: Okay. So, I’m going to give you a hypothetical, although I think it’s something that is very possible over the next 6 to 12 months, and that is jet fuel drops another 10%. I know you can’t speak for the rest of the industry, you can only speak for your company, but what are you going to do?

<A - J. Scott Kirby>: Well, after I finish celebrating -

<Q - Glenn D. Engel>: Not if you give it all back through 15% increases in [ph] planes (24:45), right? So...

<A - J. Scott Kirby>: Yeah.

<Q - Glenn D. Engel>: How does that – I know there’s going to be – you keep some, you give some away, but how are you going to strike that balance? And it’s different this time because the industry structure is different than it’s ever been.

<A - J. Scott Kirby>: Well, I guess the question is – it could be a few things, but it’s probably capacity related and what will happen with capacity. My guess is it doesn’t make any change in capacity or not any meaningful change in capacity. If you look at the domestic market, the domestic market, while it’s now profitable, it still earns margins that are well below any airlines’ weighted average cost of capital. So we need more, much more, growth in terms of earnings before you could ever rationalize putting more capacity in the domestic market.

In the international market, I think there are growth opportunities but a 10% drop in jet fuel is not going to cause, certainly, me to change my mind about growth opportunities one way or the other because you’re buying an airplane that’s a 25-year asset, and we’ve lived through what can happen. A short-term drop in jet fuel, even if you think it’s going to be sustained, you can’t make a decision on buying new airplanes, a 25-year asset and growing, because there’s been a drop in jet fuel and you say, oh, this is going to last for 25 years. Because if you do, you haven’t been paying attention.

<Q>: Is it fair to say you’ll, you’ll bank at least 75%?

<A - J. Scott Kirby>: I don’t know how you call bank. I think that most of that would wind up flowing to the bottom line. I say that, though, and you look at history and we’ve done this now – I did it at one of these conferences – airline revenues tend to – have tended over the last five to six years to follow jet fuel prices with a lag. That’s been great when jet fuel prices have gone up, a two- to three-month lag. We’ve even seen most recently with some of this weakness that we’ve seen in – relative weakness that we’ve seen in March and April. So, I don’t have a good intellectual explanation for that, but we have seen that happen. It shouldn’t, in my view, but it has even though the capacity hasn’t really – dial hasn’t changed.

Some of that is because I think of why jet fuel prices decline. If jet fuel prices are declining because the economy is weak, then it’s not going to be getting back. It’s just going to be – we’re going to have less revenue because the economy is weak. If jet fuel prices decline because there’s more oil in the Bakken, then I think we’ll keep the revenue.

<Q>: If you’re running 80% load factors already, cutting fares doesn’t really do anything for you.

<A - J. Scott Kirby>: Yeah. The question for those on the Internet is, if you’re running 80% load factors already, cutting fares doesn’t do much for you. It doesn’t. And that’s why I say I think over time if the reason oil prices go down is economic weakness, that leads to less demand. If the reason oil prices are going down is supply, on the supply side instead of the demand side, then I think we’ll – to use your term – bank most of the revenues.

<Q>: When you talked about the sharing with labor of synergy benefits, if it turns out that those synergy benefits turn out to be 50% higher, is there a proportionate additional share that will go to labor?

<A - J. Scott Kirby>: Well, we have deals with labor that are set. So, they’re not sharing on the upside or the downside. That’s a risk largely that we’re taking on. There are mechanisms in the deals over time to adjust. So, like, for example, the pilots in 2016 we have a mechanism to adjust to industry average. But there’s no per se sharing – go calculate the synergies and raise or lower pay based on that.

<Q>: Is there even a profit share...?

<A - J. Scott Kirby>: The question is, is there even a profit share. And all of the unions so far have decided to trade profit share for higher pay. We offered certainty higher pay in exchange for profit share, and so all of them have taken that trade. Which, by the way, is an effective trade for everyone because if you’re employee profit sharing – particularly if you’re an airline employee and you’ve seen the history over the past several years, profit sharing many years doesn’t pay out. Sometimes it pays out, but you can’t count on it. You can’t go get a mortgage. You can’t go buy a car, make your car loan based on an expectation of having profit sharing. So, having certainty is valuable to those employees. For the same time from an investor perspective, you can value those earnings – those profit share dollars at a hundred cents on the dollar. An employee can’t because they can’t go pay their mortgage, they can’t go pay their car payment based on profit sharing. But an investor can and value those at a hundred cents on the dollar. So, the smart trade for everyone involved is to make that trade and that’s what all the unions have chosen to do.

<Q>: Just one follow up just on customer service. I look at some of the other mergers that have occurred. There have been, like, your American West, plenty of problems with the website. United Airlines having issues, some difficulties when you combine two frequent flyer programs that lead people, feel they lose seats to another airline. What have you learned from some of these other difficulties that cause you to believe that you think you will avoid them when others haven’t been able to?

<A - J. Scott Kirby>: Well, we know we won’t be flawless, but we think we’ll do pretty well and we’ll minimize the bumps in the road. First, both American management team and US Airways has experience. And importantly, on the US Airways side we have experience that – personal experience with things that went wrong. It’s a lot easier to learn from something going wrong than from things going perfectly. So, we know what we did wrong in the US Airways-America West merger from an operational perspective and we’ve learned from that.

Second, we’ve had an example of an airline that’s done pretty well, Delta. And we’ve tried to shamelessly copy some of the things that they’ve done. We have a policy called adopt and go, for example, that we copied from Delta where they said take, from a systems perspective you have a bias to pick the system of the larger airline. It doesn’t mean you always pick that system, but because that airline is larger and that much – many more employees are already trained on it, you have a bias to pick that system, all else equal or even in the ballpark of being equal. That’s one of the policies that we’ve adopted.

And third, I think we’ve got a process that’s going extremely well. This transition committee and the integration management office that we’ve set up, there’s an incredible amount of work going on and people are getting set and getting planned, and I think we’re going to be able to hit the ground running on day one operationally. We’re going to get code share up within weeks compared to what’s taken much longer at some other mergers. I think we’re going to be able to hit the ground running and get the operational integration done effectively and with very minimal customer disruption or problems. We will have some, but we’ll do it with minimal disruption.

And the final point I’d make on that is even looking at the history, when you think about that from an investor perspective, I would encourage you to look at the US Airways-America West results which we did have operational problems, but financially, we came out screaming from day one.

<Q>: Are you both on Sabre...?

<A - J. Scott Kirby>: The question is, are we both on Sabre? No. American is on Sabre and we’re on SHARES.

<Q - Glenn D. Engel>: So I’m curious if the – recently, airlines have begun talking about return on invested capital, recently. I guess it depends on how long you’ve been following the industry but -

<A - J. Scott Kirby>: Yeah.

<Q - Glenn D. Engel>: – I’m curious, what do you think is an acceptable return on invested capital for the industry? And what’s a reasonable expectation for your combined company once the deal has been integrated?

<A - J. Scott Kirby>: You’re right. There’s been a lot more focus on that, and it’s a metric that we’ll – we will start – we already follow it now because the industry is. We were going to publish our own preferred version of ROIC. I wish people could get to a single version of ROIC. It would make it a whole lot easier. But we were going to publish our own and we just decided to wait until after the merger closes. Certainly, it should be over your weighted average cost of capital. To be blunt, I don’t personally think it’s the best metric to look at. It’s not the best metric because so much of the capital is already invested and all you can do from today is make decisions going forward.

And to say, if you had an opportunity to say, I can go invest $20 million of capital in this IT project and it’s going to have a return of 50%, but my total ROIC is still below my weighted average cost of capital so I’m not going to do it, is nonsensical. So it’s just – it’s not the best metric for me to look at from a day-to-day decision making, but we certainly, as airlines, should have returns on invested capital that exceed our weighted average cost of capital. I think we’re moving there. Even with all the historical baggage that we have of invested capital, we’re already – we’re moving in that direction. And we will have more on that. It’ll probably be post-merger where we come out with some more formal guidance on it once we get together. But we’ll just wait until after the merger to get that done.

<Q>: Two quick ones. Just a follow-up on your ROIC. Do you believe that over time it’s effective because then it’s measuring the money that you’ve put to work?

<A - J. Scott Kirby>: Yes. Yeah.

<Q>: And -

<A - J. Scott Kirby>: I think you should measure – I think you should absolutely measure your return on invested capital. I think the metric that you learn in business school which measures all the invested capital that’s in the business is – if you’ve inherited a historical legacy of something, it’s not exactly the right metric.

<Q>: So, your comment’s really about the starting point not looking forward.

<A - J. Scott Kirby>: Yes. Yeah.

<Q>: Could you give – I’m going to pick an arbitrary deadline of the end of next year. Can you give us an idea of order of magnitude and any particular major milestones of the synergies that will be complete by the end of next year, which is 15 to 18 months from the merger and then the amount after that? And for the amount after that, a year where you think it’s all done, even though I know you’re going to keep on trying to save money after that.

<A - J. Scott Kirby>: Yeah. So by the end of next year – 15 months in, I think most of the revenue synergies will be in place. The network synergies will all be there, you’ll have a majority of the corporate share, frequent flyer – not 100%, but you’ll have a big chunk of those synergies. The synergies for things like the frequent flyer program, credit cards, I think you’ll have 100% there.

From a cost perspective, you’ll probably have – on the contracts and purchasing part, you’ll be done. You’ll have close to 100% on those. On management head count, you’ll largely be done. On facilities, you’ll largely be done. On IT, you will probably still be in the early innings because it’ll take more than 18 months to get to – all the systems converted. You’ll have some done, but you’ll be spending more still probably at that point than you’re saving by getting to conversions. So, that’s kind of where the synergies – and on the flip side the labor negative $400 million will start on day one.

<Q>: Scott, on your Buffalo example and talking about kind of the consolidation, the network opportunities for the combined airline to really win back share – all of that makes sense. But wouldn’t you have expected to see sort of the flip side of that, particularly at US Airways over the last five years through the consolidation that’s happened at United and Delta in particular? When we look at aggregate numbers, that’s not apparent. US Airways has not suffered at all, relatively speaking, to the industry. So, maybe you’re making it up in other places. But when you look at whatever market share statistics, corporate revenue, are there, in fact, places that you’ve been losing share as consolidations happen around you that you’ll now recover?

<A - J. Scott Kirby>: Yes. It’s a good question. This is kind of a long answer but, first, if you look at American, you can go find places where that’s happened. And you’ve got to – and it has happened on US Airways side, too. I can know specific accounts, particularly in places like New York where we lost the shuttle business because Delta goes in and says we can now give you the shuttle and the trans-Atlantic. So, there are specific places we’ve lost. Before all this consolidation happened, though, US Airways was in a position where we didn’t have – we weren’t as competitive with United, Delta and American. United, Delta and American were all competitive with each other but we were sort of behind them in those.

And because we have hub locations that are unique, we’re in a slightly different position competing for those corporate accounts. In that Buffalo example, well, I think customers want to have one – really, the majority of their traffic goes on one. US Airways is a great second alternative, so Delta or United get 85% of the business and then we get the most of the rest because we bring something unique: DCA, Philadelphia, Charlotte, some of the East Coast connectivity. So, because we bring something unique, we can still hold on to a chunk of that. And – so we’ve seen less degradation from consolidation than American. American has the challenge of being in Chicago, New York, Los Angeles. They can’t be a number two because they don’t have unique. They need to be number one to compete effectively, and as will – and the new American will be number one. So I think we’ve seen a little bit less degradation because of, one, that, and two, because we’ve outperformed on the Atlantic. We’ve caught up. I think we were behind, and we just caught up across the Atlantic, particularly selling Europe point of sale.

Glenn D. Engel

Thank you. We’ve gone over the time. Is that correct? Are we over the time?

J. Scott Kirby

All right. Well, thank you very much.

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among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.